[Reference Translation]
June 9, 2011
To Whom It May Concern:

Company Name:  Kanto Auto Works, Ltd.
Name and Title of Representative: Tetsuo Hattori, President
(Code Number: 7223 The first sections of the Tokyo Stock
Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person: Mitsuo Okubo,
General Manager, Accounting Division
Telephone Number: 055-996-2000
(The Parent Company of Kanto Auto Works, Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative: Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Financial Forecasts for FY2012

We hereby give notification that, at the meeting of the Board of Directors of Kanto Auto Works, Ltd. (the “Company”) held today, the Company has decided to announce the following financial forecasts for FY2012 (April 1, 2011 through March 31, 2012), which were not announced on April 28, 2011, the day we announced the financial results for FY2011.

1.	Consolidated financial forecasts for the first half of FY2012 (April 1, 2011 through September 30, 2011)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	217,000	1,000	1,000	-5,000	-72.09
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results of the corresponding period of the preceding year (FY 2011 ended March 31, 2011)	263,501	1,234	1,654	1,705	24.59

2.	Full-year consolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	567,000	9,500	10,000	5,500	72.09
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	504,127	1,205	2,278	-1,965	-28.34

3.	Unconsolidated financial forecasts for the first half of FY2012 (April 1, 2011 through September 30, 2011)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	203,000	500	500	-5,000	-72.09
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results of the corresponding period of the preceding year (FY 2011 ended March 31, 2011)	250,415	838	1,647	1,767	25.48

4.	Full-year unconsolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	536,000	8,000	8,500	4,000	57.67
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	475,259	321	1,943	-1,800	-25.96

5.	Reasons for the financial forecasts

The financial forecasts for FY2012 were tentatively undecided on April 28, 2011, the day we announced the financial results for FY2011, because we could not a make reasonable estimation of the effect of the March 11, 2011 Great East Japan Earthquake to the financial forecasts for FY2012. We now announce our financial forecasts since our supply chain has improved and we are currently able to make estimations on production for the full fiscal year.

(Note)
The prospective figures for the financial forecasts stated above are based upon information that is currently in the Company’s possession and upon certain premises that the Company deems reasonable.  The Company’s actual future performance or other similar results could differ from those discussed above, due to various factors.